

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2007

Paul A. Smith
Controller and Senior Vice President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta T2P 3M9

> **Re:** **Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 0-12014**

Dear Mr. Smith:

We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief